UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MICRON TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-10658	75-1618004
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 South Federal Way
Boise, Idaho 83716-9632
(Address of principal executive offices)

David A. Zinsner Senior Vice President and Chief Financial Officer (208) 368-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), we conducted a reasonable country of origin inquiry (“RCOI”) to assess whether conflict minerals necessary to the functionality or production of products we manufactured or contracted to manufacture in calendar year 2017 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources. The Rule defines conflict minerals as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (tin, tantalum and tungsten).

Based on the results of our RCOI, we have reason to believe that certain conflict minerals contained in our 2017 products may have originated in the Covered Countries and may not have been from recycled or scrap sources. We therefore conducted due diligence on the source and chain of custody of these minerals and prepared a Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report for the calendar year ended December 31, 2017 is available on our website at https://www.micron.com/about/our-commitment/supply-chain/conflict-minerals.

Item 1.02.	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2017 is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01.	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICRON TECHNOLOGY, INC.

Date:	May 31, 2018	By:	/s/ David A. Zinsner
		Name:	David A. Zinsner
		Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS FILED WITH
FORM SD SPECIAL DISCLOSURE REPORT DATED MAY 31, 2018

Exhibit	Description
1.01	Conflict Minerals Report